UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Aegean Marine Petroleum Network Inc. (the “Company”), dated October 18, 2013, announcing the pricing of the Company’s underwritten public offering of $75 million aggregate principal amount of its 4.00% convertible senior notes due 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC. (registrant)
Dated: October 18, 2013	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

Exhibit 99.1

Aegean Marine Petroleum Network Inc.
Announces Pricing of $75 Million Convertible Senior Notes

PIRAEUS, Greece, October 18, 2013 /PRNewswire/ -- Aegean Marine Petroleum Network Inc. (NYSE: ANW) (“Aegean”) today announced that it priced its previously announced underwritten public offering of $75 million aggregate principal amount of its 4.00% convertible senior notes due 2018 (the “notes”). Aegean granted the underwriters a 30-day option to purchase up to an additional $11.25 million aggregate principal amount of notes in connection with the offering. The offering is expected to close on October 23, 2013, subject to the satisfaction of certain customary closing conditions.  Aegean expects to use the net proceeds from this offering of approximately $72.1 million for general corporate purposes and working capital, including repayment of short-term indebtedness, without reduction in commitment.

The notes will be general senior unsecured obligations of Aegean and will pay interest semi annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2014.  Unless earlier converted, redeemed or repurchased, the notes will mature on November 1, 2018.

Upon conversion, holders of the notes will receive cash, shares of Aegean’s common stock or a combination of cash and shares of Aegean’s common stock, at Aegean’s election.  Prior to May 1, 2018, the notes will be convertible only upon certain circumstances and during specified periods. On or after May 1, 2018 until the close of business on the scheduled trading day prior to the maturity date, holders may convert their notes at any time.  The initial conversion rate for each $1,000 aggregate principal amount of notes is 70.2679 shares of common stock, equivalent to a conversion price of approximately $14.23 per share, and will be subject to adjustments described in the prospectus supplement relating to the notes.

On or after November 1, 2016, Aegean may redeem for cash all, but not less than all, of the notes at 100% of principal amount (plus accrued and unpaid interest up to, but not including, the redemption date) if the last reported sale price of its common stock exceeds 140% of the conversion price then in effect for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day immediately prior to the date of the redemption notice.  In addition, if Aegean calls the notes for redemption, Aegean will, in certain circumstances, be required to increase the conversion rate for holders who convert their notes after Aegean delivers a notice of redemption and before the close of business on the business day immediately preceding the relevant redemption date.

Jefferies LLC is acting as the sole book-running manager for the offering.  ABN AMRO Securities (USA) LLC, BB&T Capital Markets, a division of BB&T Securities, LLC and Cowen and Company, LLC are acting as co-managers of the offering.

The notes will be offered and sold under Aegean's existing shelf registration statement filed with the Securities and Exchange Commission ("SEC"), which became effective on August 30, 2013.  Before you invest in the notes, you should read the prospectus and accompanying preliminary prospectus supplement relating to the offering and other documents Aegean has filed with the SEC for more complete information about Aegean and the offering. You may get these documents at the SEC web site at http://www.sec.gov/. Copies of the preliminary prospectus supplement and accompanying prospectus may also be obtained, when available, from Jefferies LLC (Attn: Equity Syndicate Prospectus Department), 520 Madison Avenue, 12th Floor, New York, New York 10022, Phone: 1-877-547-6340, Email: P rospectus_Department@Jefferies.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

This press release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning the completion, timing and size of the proposed offering and other statements that are other than statements of historical facts. These statements involve significant risks and uncertainties. Because these statements reflect our current expectations concerning future events, our actual events could differ materially from those anticipated in these forward-looking statements as a result of many factors. These factors include, but are not limited to: the risk and uncertainties related to market or other conditions and the satisfaction of customary closing conditions related to the proposed public offering. Additional information concerning these and other factors that may cause actual events to differ materially from those anticipated in the forward-looking statements is contained in the "Risk Factors" section of Aegean's most recent Annual Report on Form 20-F, in our other periodic reports and filings with the SEC and in the prospectus supplement related to the offering. We caution investors not to place undue reliance on the forward-looking statements contained in this press release. All forward-looking statements are based on information currently available to Aegean on the date hereof, and we undertake no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this press release, except as required by law.